Exhibit 21 - Subsidiaries of the Registrant

Subsidiaries of Registrant

State of Incorporation
Name of Subsidiary	or Organization

Your Community Bank	Indiana
CBSI Holdings, Inc.	Nevada
CBSI Investments, Inc.	Nevada
CBSI Investment Portfolio Management, LLC	Nevada
CBSI Development Fund, Inc.	Indiana
First Community Service Corp (Inactive)	Indiana
Nelson Service Corporation	Kentucky
Community Bank Shares (IN) Statutory Trust I	Delaware
CBIN Subsidiary, Inc.	Indiana